Delisting Determination,The Nasdaq Stock Market, LLC,
July 11 2007, Microwave Filter Company, Inc. The Nasdaq
Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Microwave
Filter Company, Inc. (the Company), effective at the opening of business on July 23, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rule: 4310(c)(02).
The Company was notified of Staffs determination on March 16, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications
Hearings Panel. Upon review of the information provided by the Company,the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace
Rule: 4310(c)(02).The Company was notified of the Panels decision on May 3,2007 and trading in the Companys securities was suspended on May 7, 2007.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review
Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 18,2007.